

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

J. Carney Hawks
Chief Executive Officer
Hawks Acquisition Corp
600 Lexington Avenue, 9th Floor
New York, NY 10022

**Re: Hawks Acquisition Corp**
   **Draft Registration Statement on Form S-1**
   **Submitted February 24, 2021**
   **CIK No. 0001841144**

Dear Mr. Hawks:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 24, 2021

Description of Securities
Warrants
Public Stockholders' Warrants, page 127

1. Please revise here and in the last risk factor on page 54 to disclose whether the exclusive forum provision in your warrant agreement applies to Securities Act claims and, if so, how such claims will be treated under the provision.

You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:      Brian M. Janson